February 20, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Roadzen Inc.

Registration Statement on Form S-3

Filed February 5, 2025

File No. 333-284695

Dear Ms. Adegbuyi and Mr. Windsor:

On behalf of Roadzen Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance and Office of Finance of the Securities and Exchange Commission (the “Commission”) in the letter dated February 18, 2025, relating to the Company’s Registration Statement on Form S-3 (File No. 333-284695). The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-3 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-3

General

1.	We note that your Form 8-k filed on April 4, 2024, reporting an event that occurred on March 28, 2024. The 8-K, filed under Item 3.02, was filed more than four business days after the event. Please provide us with your analysis as to how you met the timely filing requirements contained in General Instruction I.A.3(b) of Form S-3. Alternatively, please amend this registration statement to an appropriate form that you are eligible to use.

Response: In response to Staff’s comment, the Company advises the Staff that on September 23, 2024, this firm submitted, on behalf of the Company, a letter to the Office of Chief Counsel of the Division of Corporate Finance, requesting that the Staff not object to the Company’s use of Form S-3 despite the referenced late Form 8-K filing, and on September 25, 2024, a member of the Staff advised us by telephone that the waiver had been granted.

2.	Please revise your Registration Statement to incorporate the 10-Q and 8-K filed on February 12, 2025. Also, to the extent that, after amending, you intend to incorporate filings made between filing date and effectiveness, please revise to clearly state that you intend to incorporate these filings by reference. Refer to Securities Act Forms CD&I 123.05.

Response: In response to Staff’s comment, the Company has revised the disclosure on page 13 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703)749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Jason Simon
Jason Simon, Esq.

cc:	Rohan Malhotra, Chief Executive Officer, Roadzen Inc.